Matters Submitted to a Shareholder Vote (Unaudited) -

A special meeting of shareholders of The Henlopen Fund was held on June 9, 2005 and the following matters were approved by such Fund’s voting shares:

	For	Against	Abstain
1. Approve a new investment advisory agreement for the Fund with Hennessy Advisors, Inc.	9,322,407	228,103	102,530

2. Elect four trustees of the Fund:
J. Dennis DeSousa	9,421,080	0	231,959
Robert T. Doyle	9,425,013	0	228,026
Gerald P. Richardson	9,431,688	0	221,352
Neil J. Hennessy	9,388,235	0	264,804